                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-73830

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 30, 1997)

                                 (EASTMAN LOGO)

                                  $300,000,000

                            EASTMAN CHEMICAL COMPANY
                     7.60% DEBENTURES DUE FEBRUARY 1, 2027

                            ------------------------
     Interest on the Debentures is payable on February 1 and August 1 of each year, commencing August 1, 1997. The Debentures are unsecured obligations of the Company and will rank pari passu with all senior indebtedness of the Company. The indenture pursuant to which the Debentures will be issued contains no restrictions on the Company's ability to incur other senior indebtedness. The Debentures are not redeemable prior to maturity and will not be entitled to any sinking fund. See "Description of Debt Securities" in the Prospectus accompanying this Prospectus Supplement.

     The Debentures will be issued in book-entry form through the facilities of The Depository Trust Company, New York, New York. Interests in the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants. Except as described herein, Debentures in definitive form will not be issued. See "Description of Debentures -- Book-Entry System".

     Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in The Depository Trust Company's Same-Day Funds Settlement System, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. All payments of principal of and interest on the Debentures will be made by the Company in immediately available funds or the equivalent. See "Description of Debentures -- Same-Day Settlement and Payment".

                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
  THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                     PRICE TO               UNDERWRITING             PROCEEDS TO
                                                    PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------------------
Per Debenture...............................         98.722%                   .875%                   97.847%
-----------------------------------------------------------------------------------------------------------------------
Total.......................................       $296,166,000              $2,625,000              $293,541,000
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 3, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting estimated expenses of $75,000 payable by the Company.

                            ------------------------
     The Debentures are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Debentures will be made in New York, New York, against payment therefor in immediately available funds, on or about February 3, 1997.

                            ------------------------

MERRILL LYNCH & CO.
                  CREDIT SUISSE FIRST BOSTON

                                   GOLDMAN, SACHS & CO.

                                                 MORGAN STANLEY & CO.
                                                     INCORPORATED

                            ------------------------
          The date of this Prospectus Supplement is January 30, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE DEBENTURES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                                  THE COMPANY

GENERAL

     Eastman Chemical Company (the "Company") is a leading international chemical company with a broad portfolio of plastic, chemical and fiber products. The Company manufactures and sells polyester plastics such as polyethylene terephthalate ("PET"), a plastic widely used in soft drink containers; coatings and paint raw materials; industrial and fine chemicals; and acetate tow. The Company believes it has a competitive advantage in several product areas due to its high level of manufacturing integration, the use of state of the art process technologies and its operating efficiencies due to its large-scale plants.

     The Company began business in 1920 and today is one of the largest chemical producers in the United States and a leader in the application of several manufacturing technologies. The Company pioneered the application of coal gasification technology for the production of chemicals (also referred to as "chemicals from coal technology") and currently operates one of the largest coal gasification facilities in the United States, thereby reducing the Company's dependence on petro chemicals in the manufacture of acetate tow, certain plastics and other chemicals. The Company is also a leader in the manufacture of oxo chemicals that are used in the production of numerous coatings and resin intermediates, the manufacture of fine chemicals used in photographic and other custom chemicals, and the application of advanced environmental waste management practices for chemical manufacturing operations. The Company is a world leader in developing end-use applications for and recycling of a wide variety of polyester plastics, including PET and other flexible packaging materials.

     The Company's principal executive offices are located at 100 North Eastman Road, Kingsport, Tennessee 37660, telephone (423) 229-2000.

RECENT DEVELOPMENTS

  Industry Segments

     On December 9, 1996, the Company announced that, effective with the year-end 1996 financial information, it would present three business segments in its financial reporting, a revision from its previous two-segment approach. The Company believes that the new segmentation will provide more useful information for decision-making and for understanding the Company's financial results. The three segments are Specialty and Performance, Core Plastics and Chemical Intermediates.

     The Specialty and Performance segment contains products that are sold to customers that base their buying decisions principally on product performance attributes. The major products in this segment include specialty plastics, coatings and paint raw materials, fine chemicals, performance chemicals, and fibers. Targeted markets for this segment are diverse and include medical, electronics, recreation, consumer durables, photographic chemicals, additives for fibers and plastics, adhesives, sealants, food and beverages, nutrition, cosmetics, textiles, construction, coatings, inks, paints, filters, and specialty plastic applications. Competitive factors for this segment include price, reliability of supply, customer service, and technical competence. Coatings and paint raw materials are sold primarily to North American industrial concerns. The principal markets for the Company's fine chemicals are largely U.S. photographic, agricultural, and pharmaceutical companies. Acetate tow is sold worldwide to the tobacco industry for use in cigarette filters.

     The Core Plastics segment includes the Company's two major plastics products, EASTAPAK PET polyester packaging plastic and TENITE polyethylene, as well as cellulose acetate and polyesters. These container and packaging products share similar physical characteristics and compete based on price and integrated manufacturing capabilities. Polyester plastics are sold to soft drink and other packaging manufac-turers principally in North America, Europe, and Latin America. Polyethylene is sold generally to North American industries.

     The Chemical Intermediates segment contains industrial intermediate chemicals that are produced based on the Company's oxo chemistry technology and chemicals-from-coal technology and are sold to customers operating in mature markets in which multiple sources of supply exist. They are sold generally in large volume mostly to North American industries. These products are targeted at markets for industrial additives, agricultural chemicals, esters, pharmaceuticals, and vinyl compounding. Competitive factors include price, reliability of supply, and integrated manufacturing capability. Favorable cost position, proprietary products, and improving standards of living worldwide are key value drivers for this segment.

  1996 Financial Results

     On January 21, 1997, the Company announced its preliminary financial results for 1996. The following table sets forth summary consolidated financial data for the Company for the years ended December 31, 1994, 1995 and 1996 and gives effect to the revised business segment reporting described above under the caption "-- Industry Segments":

                                                           YEAR ENDED DECEMBER 31,(1)
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
                                                            (IN MILLIONS, EXCEPT PER
                                                                 SHARE AMOUNTS)
SUMMARY OF OPERATING DATA:
Sales
  Specialty and Performance..............................  $2,657    $2,647    $2,364
  Core Plastics..........................................   1,409     1,685     1,390
  Chemical Intermediates.................................     716       708       575
                                                           ------    ------    ------
          Total sales....................................   4,782     5,040     4,329
Cost of sales............................................   3,603     3,536     3,216
                                                           ------    ------    ------
Gross profit.............................................   1,179     1,504     1,113
Selling and general administrative expenses..............     332       364       310
Research and development costs...........................     184       176       167
Operating earnings (loss)
  Specialty and Performance..............................     519       433       350
  Core Plastics..........................................      (1)      347       199
  Chemical Intermediates.................................     145       184        87
                                                           ------    ------    ------
          Total operating earnings.......................     663       964       636
Interest expense, net....................................      67        79        87
Other income, net........................................      11        14         1
                                                           ------    ------    ------
Earnings before income taxes.............................     607       899       550
Provision for income taxes...............................     227       340       214
                                                           ------    ------    ------
Net earnings.............................................  $  380    $  559    $  336
                                                           ======    ======    ======
Net earnings per share(2)................................  $ 4.80    $ 6.78    $ 4.05
                                                           ======    ======    ======
STATEMENT OF FINANCIAL POSITION DATA (AT END OF PERIOD):
  Total assets...........................................  $5,266    $4,872    $4,375
  Long-term borrowings...................................   1,523     1,217     1,195
  Total liabilities......................................   3,627     3,344     3,080
  Total shareowners' equity..............................   1,639     1,528     1,295

---------------

(1) The foregoing summary financial data is qualified in its entirety by and should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto for the years ended December 31, 1994 and 1995, which are included in the Company's Form 10-K for the year ended December 31, 1995, incorporated herein by reference, and for the quarters ended March 31, June 30 and September 30, 1996, which are included in the Company's Forms 10-Q, also incorporated herein by reference.
(2) Weighted average shares used for earnings per share calculations were 83.0 million, 82.4 million and 79.2 million for the years ended 1994, 1995 and 1996, respectively.

  Summary Discussion

     The Company's revenues declined 5 percent in 1996 to $4.782 billion. Net earnings declined 32 percent to $380 million. The principal factors contributing to the 1996 earnings decline were lower selling prices for the Company's core plastics, PET and polyethylene, preproduction and start-up costs at the Company's new PET plants, and higher labor rates. These factors were somewhat offset by higher overall sales volumes, lower variable-incentive compensation and overall lower costs for paraxylene, certain other raw materials and energy.

     Despite flat sales in 1996 as compared to 1995, operating earnings in the Specialty and Performance Segment increased 20 percent, primarily as a result of overall lower raw material costs, the Company's divestiture and discontinuance of certain businesses and product lines, favorable product mix changes and lower variable-incentive compensation. Sales of coatings, inks and resins products increased due to higher volumes, partially offset by decreased prices. Fibers sales increased due to increased selling prices and slight volume gains. Fine chemicals product sales declined due primarily to lower volumes. Specialty plastics products sales were level with 1995, with volume increases offset by price declines. Sales of performance chemicals products decreased due to lower volumes, partially offset by higher prices, and also reflecting the divestiture and discontinuance of certain businesses and product lines in late 1995 and early 1996.

     Revenues in the Core Plastics segment declined 16 percent and operating earnings declined $348 million, due mainly to significantly lower EASTAPAK PET prices but also due to moderately lower polyethylene prices and higher propane feedstock costs.

     Increased sales in the Chemical Intermediates segment reflected higher volumes, partially offset by lower selling prices for industrial intermediates. Decreased operating earnings were attributed primarily to lower selling prices for certain industrial intermediate products and higher propane costs.

     The Company's capital expenditures for 1996 totaled $789 million. The Company's commitment for capital expenditures at December 31, 1996 was approximately $740 million, consisting primarily of planned expenditures for previously announced expansions of production capacity. The Company expects that approximately 80 percent of this amount will be disbursed in 1997, and that total capital expenditures in 1997 will be approximately $850 million.

     Existing sources of capital, together with cash flows from operations, are expected to be sufficient to meet foreseeable cash flow requirements.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1996   1995   1994   1993   1992
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................   6.1x   9.7x   6.3x  11.2x  13.4x

     For purposes of computing this ratio, earnings represents income from continuing operations before income taxes plus interest expense, the interest component of rental expense and amortization of capitalized interest. Fixed charges consist of interest expense, one-third of rent expense, which approximates the interest portion of rent expense, and capitalized interest.

     The historical information for 1992-1993 as presented above, was determined during periods when the Company was a wholly owned chemical business of Eastman Kodak Company ("Kodak"). If the Company was an independent publicly held entity during those years, the pro forma ratio of earnings to fixed charges would approximate 4.1x and 3.7x for 1992 and 1993, respectively, reflecting the assumption of $1.8 billion of new borrowings at a 6% annual interest rate, and adjustments for pension, postretirement and certain other employee benefit costs. These costs were not allocated to the Company by Kodak during 1992-1993 and therefore are not included in the historical information presented above.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of the Debentures, estimated at $293.5 million, will be used to repay outstanding commercial paper borrowings of the Company. At December 31, 1996, $295 million of commercial paper was outstanding at an effective interest rate of 5.59% and maturity dates of 90 days or less. The commercial paper is supported by a bank revolving credit facility. Indebtedness under the credit facility is subject to interest at varying spreads above quoted market rates, principally LIBOR.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following statements relating to the Debentures and the Indenture are summaries of provisions contained therein and do not purport to be complete. Such statements are qualified by reference to the provisions of the Indenture, including the definitions therein of certain terms. A copy of the Indenture has been filed as an exhibit to the registration statement of which the Prospectus accompanying this Prospectus Supplement is a part. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The 7.60% Debentures due February 1, 2027 (the "Debentures") will be limited to $300,000,000 aggregate principal amount and will mature on February 1, 2027. The Debentures will be issued only in the form of one or more Global Securities (as defined below) in denominations of $1,000 and integral multiples thereof. See "Book-Entry System" below. The Debentures will be unsecured and unsubordinated obligations of the Company and will rank pari passu with other unsecured and unsubordinated indebtedness of the Company. The Debentures are not redeemable prior to maturity and will not be entitled to any sinking fund.

INTEREST

     The Debentures will bear interest at the rate set forth on the cover page of this Prospectus Supplement from February 3, 1997, or the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on February 1 and August 1 of each year, beginning August 1, 1997, to the person in whose name a Debenture (or any predecessor Debenture) is registered at the close of business on the January 15 or July 15, as the case may be, next preceding such interest payment date.

DEFEASANCE

     The provisions of Article 13 of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying Prospectus, will apply to the Debentures.

BOOK-ENTRY SYSTEM

     The Debentures will be represented by one or more global securities (each, a "Global Security") and registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. Upon the issuance of a Global Security, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Security to the accounts designated by the Underwriters. Ownership of beneficial interests in such Global Securities will be limited to institutions that have accounts with DTC or its nominee ("participants") and to persons that may hold interests through participants. Ownership of beneficial interests in such Global Securities will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

     Notwithstanding any provision of the Indenture or the Debentures, no Global Security may be exchanged in whole or in part for Debentures registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than DTC or any nominee of DTC unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Debentures represented by such Global Security. All Debentures issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

     As long as DTC or its nominee is a registered holder and owner of such Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Debentures represented by such Global Security for all purposes of such Debentures and for all purposes under the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in any such Global Securities will not be entitled to have the Debentures represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Debentures in definitive form and will not be considered to be the owners or holders of any Debentures under the Indenture or the Debentures. Payment of principal of, and interest on, Debentures represented by a Global Security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner or holder of such Global Security.

     Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a Global Security owning through such participants.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent, so long as DTC continues to make its Same-Day Funds Settlement System available to the Company. The Debentures also will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Debentures will therefore be required by DTC to settle in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                            OF DEBENTURES
                        -----------                           ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     $ 75,000,000
Credit Suisse First Boston..................................       75,000,000
Goldman, Sachs & Co. .......................................       75,000,000
Morgan Stanley & Co. Incorporated...........................       75,000,000
                                                                 ------------
             Total..........................................     $300,000,000
                                                                 ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

     The Underwriters propose initially to offer the Debentures to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain securities dealers at such price less a concession not in excess of .5% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 [EASTMAN LOGO]

                                 $1,500,000,000

                            EASTMAN CHEMICAL COMPANY
                                DEBT SECURITIES

                            ------------------------

     The Company may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price (or net proceeds, in the case of Debt Securities issued at an original issue discount) not to exceed $1,500,000,000, or its equivalent in such other currency or in composite currencies as may be designated by the Company at the time of offering. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the Debt Securities in respect of which this Prospectus is being delivered the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency or in composite currencies), maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities.

     The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is January 30, 1997.

                             AVAILABLE INFORMATION

     Eastman Chemical Company (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Debt Securities, reference is hereby made to the Registration Statement and to such exhibits and schedules. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

     In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information are also available over the Internet at http://www.sec.gov. The Company's common stock is listed and traded on the New York Stock Exchange, Inc. (the "NYSE"). Reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company has filed the following documents with the Commission and hereby incorporates such documents by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Form 10-K"); and

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996 (the "Forms 10-Q").

     Each document or report subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to:
Eastman Chemical Company, 100 North Eastman Road, Kingsport, Tennessee 37660,
Attention: Secretary (telephone: (423) 229-2000).

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used to refinance existing indebtedness of the Company and for general corporate purposes, including investments in, or extensions of credit to, the Company's subsidiaries. Except as described in the accompanying Prospectus Supplement, specific allocations of the proceeds to such purposes have not been made, although management will have determined at the date of the accompanying Prospectus Supplement that funds should be borrowed at that time.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an indenture, dated as of January 10, 1994 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to herein, such sections or defined terms are incorporated by reference herein.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

     The Indenture provides that Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Securities of any series. (Section 301). Such Securities may have such terms and provisions which are not inconsistent with the Indenture, including as to maturity, principal and interest, as the Company may determine. All Securities issued under the Indenture will be unsecured senior obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities will be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;
(9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities will be payable if other than the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts will be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made will be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities that will be payable upon declaration of acceleration of the Maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under "Defeasance and Covenant Defeasance"; (15) if the Offered Debt Securities will be issuable only in the form of a Global Security as described under "Book-Entry Securities", the depositary or its nominee with respect to the Offered Debt Securities, if other than The Depository Trust Company, and the circumstances under which the Global Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the depositary or its nominee; and (16) any other terms of the Offered Debt Securities. (Section
301).

     The Debt Securities may be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issued in fully registered form, without coupons, and, unless otherwise specified in the Applicable Prospectus Supplement, in denominations of $1,000 and any integral multiple thereof. (Section 302). At the option of the Holder, subject to the terms of the Indenture, Debt Securities of any series will be exchangeable for other Debt Securities of such series of any authorized denomination and of a like tenor and aggregate principal amount. Subject to the terms of the Indenture and the limits applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305). Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for the Debt Securities of each series. (Section
1002).

     If the Debt Securities of any series are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of such series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange the Debt Security selected for redemption, in whole or in part, except the unredeemed portion of the Debt Security being redeemed in part. (Section 305).

NOTICES

     Notices to Holders of Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Security is registered as the absolute owner thereof (whether or not such Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

GOVERNING LAW

     The Indenture and the Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112).

BOOK-ENTRY SYSTEM

     Some or all of the Debt Securities of any series may be represented by one or more global securities (each, a "Global Security") registered in the name of The Depository Trust Company, New York, New York ("DTC") or its nominee, as depositary. Upon the issuance of a Global Security, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of the participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in such Global Securities will be limited to institutions that have accounts with DTC or its nominee ("participants") and to persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

     Notwithstanding any provision of the Indentures or of any series of Debt Securities, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than DTC or any nominee of DTC unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security. All Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

     As long as DTC or its nominee is a registered holder and owner of such Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in any such Global Securities will not be entitled to have the Debt Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or the Debt Securities. Payment of principal of, interest, if any, and premium, if any, on Debt Securities represented by a Global Security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner or holder of such Global Security.

     Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a Global Security owning through such participants.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the Applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307).

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the Applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Securities of each series. Any other Paying Agents initially designated by the Company for the Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Securities of a particular series. (Section 1002).

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Security thereafter may look only to the Company for payment thereof. (Section 1003).

COVENANTS

     The Indenture contains, among others, the following covenants:

  Maintenance of Properties

     The Company will cause all properties material to the conduct of its business or the business of any Subsidiary (as defined below) to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times. However, this covenant will not prohibit the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the Securities.

  Restrictions on Secured Debt

     If the Company or any Restricted Subsidiary (as defined below) shall incur or guarantee any Debt (as defined) secured by a Mortgage (as defined) on any Principal Property (as defined below) or on any shares of stock of or Debt of any Restricted Subsidiary, the Company will secure the Debt Securities equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto, the aggregate amount of all such Debt so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Properties (see "Restrictions on Sales and Leasebacks" below), would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property, shares of stock or Debt existing on the date of the Indenture, (b) Mortgages securing only Securities issued under the Indenture, (c) Mortgages on property of, or on any shares of stock of or Debt of, any Person, which Mortgages are existing at the time (i) such Person became a Restricted Subsidiary, (ii) such Person is merged into or consolidated with the Company or any Subsidiary or (iii) another Subsidiary merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary), which Mortgage was not incurred in anticipation of such transaction and was outstanding prior to such transaction, (d) Mortgages in favor of the Company or a Subsidiary, (e) Mortgages in favor of governmental bodies to secure progress or advance payments, (f) Mortgages of property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), (g) certain purchase money Mortgages and Mortgages to secure the construction cost of property, and (h) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (g), inclusive. (Section 1008).

     At December 31, 1996, the Company had less than $10 million of debt that would be covered by this covenant. Based on the Company's balance sheet as of December 31, 1996, this covenant would permit additional secured indebtedness of in excess of $400 million dollars.

  Restrictions on Sales and Leasebacks

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) the Company or such Restricted Subsidiary could create Debt secured by a Mortgage on such property as provided for above under the caption "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Securities of each series issued under the Indenture, or (b) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement exceeds the fair market value of such Principal Property and the Company, within 180 days, applies to the retirement of its Funded Debt (as defined) an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (b) involving the taking back of a lease for a period, including renewals, of less than three years. (Section 1009).

  Restrictions on Subsidiary Debt

     The Company may not permit any Restricted Subsidiary to incur or assume any Debt except (a) Debt that is or could be secured by a Mortgage permitted pursuant to the restrictions described above under the caption "Restrictions on Secured Debt"; (b) Debt that is outstanding on the date of the Indenture; (c) Debt that is issued to and held by the Company or another Restricted Subsidiary;
(d) Debt incurred by a Person prior to the time (i) such person became a Restricted Subsidiary, (ii) such Person is merged into or consolidated with the Company or any Subsidiary or (iii) another Subsidiary merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary), which Debt was not incurred in anticipation of such transaction and was outstanding prior to such transaction; (e) Debt that is incurred in the ordinary course of business and that matures within one year; and (f) extensions, renewals or replacements of any of the foregoing. The Company may permit a Restricted Subsidiary to incur Debt as described in clauses
(b) through (f) of the preceding sentence only to the extent that the aggregate amount of all such Debt of all Restricted Subsidiaries does not exceed 10% of Consolidated Net Tangible Assets. (Section 1010).

     The Company does not currently have any Restricted Subsidiaries that would be subject to this limitation.

CONSOLIDATION, MERGER AND CERTAIN SALES OF ASSETS

     The Company, without the consent of the Holders of any Outstanding Securities, may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, and may permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, provided that (i) any successor Person must be a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and must assume the Company's obligations on the Securities and under the Indenture,
(ii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Article Eight).

CERTAIN DEFINITIONS

     "Attributable Debt" means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the weighted average rate per annum borne by the Securities compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities, except for (i) notes and loans payable,
(ii) current maturities of long-term debt and (iii) current maturities of obligations under capital leases and (b) goodwill and other intangibles.

     "Principal Property" means any single parcel of real estate, any manufacturing plant or warehouse owned or leased by the Company or any Subsidiary which is located within the United States and the gross book value (without reduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any manufacturing plant or warehouse or portion thereof (a) which is a pollution control or other facility financed by obligations issued by a state or local government unit, or (b) which, in the good faith opinion of the Board of Directors of the Company as evidenced by a resolution of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     "Restricted Subsidiary" means any wholly owned Subsidiary of the Company substantially all of the assets of which are located in the United States (excluding territories or possessions) and which owns a Principal Property, except for a Subsidiary that is principally engaged in the business of financing, of owning, buying, selling, leasing, dealing in or developing real property, or of exporting goods or merchandise from or importing goods or merchandise into the United States.

     "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of the same series when due;
(b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 10% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; and (d) certain events in bankruptcy, insolvency or reorganization. (Section 501).

     If an Event of Default (other than an Event of Default described in clause
(d) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of such series to be due and payable immediately. If an Event of Default described in clause (d) above with respect to the Debt Securities of such series at the time Outstanding shall occur, the principal amount of all the Debt Securities of such series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series may, under certain circumstances, rescind and annul such acceleration if all Events of Default in respect of such series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502). For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indenture relating to the duties of the Trustee if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section
512).

     No Holder of a Debt Security will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

     The Indenture does not contain any provisions that would provide protection to holders of Debt Securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of the Company.

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, (b) reduce the principal amount of, or any premium or interest on, any Security, (c) change the place or currency of payment of principal of, or any premium or interest on, any Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (e) reduce the percentage in principal amount of Outstanding Securities, the consent of whose Holders is required for modification or amendment of the Indenture, (f) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (g) modify such provisions with respect to modification and waiver. (Section 902).

     The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture with respect to such series. (Section 1011). The Holders of a majority in principal amount of the Outstanding Securities of such series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Security affected. (Section 513).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities of any series have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, certain Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101).

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee also will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders, such action may be taken only by persons who are Holders of Outstanding Securities on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of the Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).

DEFEASANCE AND COVENANT DEFEASANCE

     The Company may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to any series of Debt Securities, or to any specified part of a series. (Section 1301).

  Defeasance and Discharge

     The Indenture provides that, upon the Company's exercise of its option to have Section 1302 applied to any Debt Securities, the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304).

  Defeasance of Certain Covenants

     The Indenture provides that, upon the Company's exercise of its option to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described above under the caption "Covenants" and certain of the conditions referred to in clause (iii) under the caption "Consolidation, Merger and Certain Sales of Assets", and the occurrence of certain Events of Default, which are described above in clause (c) under the caption "Events of Default", will be deemed not to be or result in an Event of Default with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304).

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities being offered hereby through agents, through underwriters and through dealers, and Debt Securities may be sold to other purchasers directly or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Applicable Prospectus Supplement. Agents may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such agents or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     If any underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Applicable Prospectus Supplement that will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     If dealers are utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to such dealers, as principal. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such dealers or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by Harold L. Henderson, Senior Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of December 31, 1996, Mr. Henderson held 876 shares of the Company's Common Stock, as well as options to purchase 50,000 shares of the Company's Common Stock under a Company stock option plan.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
The Company...........................   S-2
Use of Proceeds.......................   S-5
Description of Debentures.............   S-6
Underwriting..........................   S-7

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Use of Proceeds.......................     3
Description of Debt Securities........     3
Plan of Distribution..................    11
Validity of Debt Securities...........    11
Experts...............................    11

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                                  $300,000,000

                                 (EASTMAN LOGO)

                                7.60% DEBENTURES
                              DUE FEBRUARY 1, 2027

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                              MORGAN STANLEY & CO.
                                   INCORPORATED

                                JANUARY 30, 1997

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